McAfee & Taft A Professional Corporation 10th Floor, Two Leadership Square 211 North Robinson, Oklahoma City, Oklahoma 73102-7103 (405) 235-9621, Fax (405) 235-0439 www.mcafeetaft.com	JENNIFER WHEELER ATTORNEY AT LAW WRITER DIRECT (405) 552-2273 FAX (405) 228-7473 jennifer.wheeler@mcafeetaft.com

January 28, 2010

Securities and Exchange Commission

450 Fifth Street, NW

Judiciary Plaza

Washington, D.C. 20549-0405

Re:	American Fidelity Dual Strategy Fund, Inc. Preliminary Proxy Materials

Ladies and Gentlemen:

Enclosed for filing with the Commission via EDGAR are the preliminary proxy materials for American Fidelity Dual Strategy Fund, Inc. relating to a Special Meeting of Shareholders to be held on April 23, 2010. We anticipate delivering the proxy materials to the Fund’s shareholders on or about February 17, 2010.

Please do not hesitate to call me at 405.552.2273 if you have any questions.

Sincerely,

/s/  Jennifer Wheeler

Jennifer Wheeler

JW/slf

Enclosures